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RECD S.E.C.
APR 2 6 2002
074

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

PROCESSED
APR 2 9 2002
THOMSON FINANCIAL
P

1. Kyushu Matsushita Denki Kabushiki Kaisha
2. Matsushita Seiko Kabushiki Kaisha
3. Matsushita Kotobuki Denshi Kogyo Kabushiki Kaisha
4. Matsushita Denso Shisutemu Kabushiki Kaisha

(Names of Subject Companies)

1. Kyushu Matsushita Electric Co., Ltd.
2. Matsushita Seiko Co., Ltd.
3. Matsushita Kotobuki Electronics Industries, Ltd.
4. Matsushita Graphic Communication Systems, Inc.

(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

3
02027378

Matsushita Electric Industrial Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeru Nakatani
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001
New York, New York 10020-2002
(212) 698-1365
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Not applicable.

Item 2. *Informational Legends*

Not applicable.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated January 10, 2002, concerning the proposed exchanges of shares of common stock of Matsushita Electric Industrial Co., Ltd. for shares of common stock of five of its majority-owned subsidiaries (including the four subject companies referred to above)*
B	Press release, dated January 10, 2002, concerning the proposed repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its common stock*
C	Press release, dated January 10, 2002, concerning the business plan of Matsushita Electric Industrial Co., Ltd. for the year ending March 31, 2003*
D	Press release, dated January 29, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above**
E	Press release, dated February 21, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above***
F	Press release, dated March 20, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above****
G	Press release, dated April 22, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above*****
H	Press release, dated April 26, 2002, concerning the signing of the share exchange agreements for the proposed share exchanges referred to in A above

I	Press release, dated April 26, 2002, concerning the groupwide business and organizational restructuring agreed to by Matsushita Electric Industrial Co., Ltd. and the five majority-owned subsidiaries referred to in A above

* Previously furnished to the Commission as part of Form CB on January 11, 2002.
** Previously furnished to the Commission as part of Form CB on January 29, 2002.
*** Previously furnished to the Commission as part of Form CB on February 21, 2002.
**** Previously furnished to the Commission as part of Form CB on April 5, 2002.
***** Previously furnished to the Commission as part of Form CB on April 22, 2002.

PART III. CONSENT TO SERVICE OF PROCESS

Matsushita Electric Industrial Co., Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 11, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

By: T. Kawakami

Tetsuya Kawakami
Director and Chief Financial Officer

Date: April 26, 2002

EXHIBIT H

April 26, 2002

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric and Five Subsidiaries Sign Share Exchange Agreements

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol: MC]) and five of its subsidiaries (the five group companies) announced that, upon resolutions adopted at respective Board of Directors meetings held today, MEI and each of the five group companies have severally entered into share exchange agreements, to transform the five group companies into wholly-owned (100% share ownership) subsidiaries of MEI. The five group companies are: Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MS), Matsushita Kotobuki Electronics Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS). The agreements, that follow the memoranda of understanding dated January 10, 2002 between MEI and each of the five group companies, set forth details of the share exchanges.

The share exchange agreements will be subject to, and submitted for, approval at the ordinary general meetings of shareholders of MEI and each of the five group companies, scheduled to be held June 27, 2002. Upon approval, the share exchanges will be implemented on October 1, 2002.

Details of the proposed share exchanges are as follows:

1. Terms and Conditions of Share Exchanges

A. Method

MEI will allot new MEI shares and/or its treasury stock to shareholders of MCI, and new MEI shares to shareholders of KME, MS, MKEI and MGCS, in exchange for the shares of the five group companies held by their respective shareholders, excluding the shares already held by MEI. Through and upon such share exchanges, the five group companies will become wholly-owned subsidiaries of MEI.

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B. Schedule

April 26, 2002	Board of Directors approve share exchange agreements
April 26, 2002	Signing of share exchange agreements
June 27, 2002 (planned)	Shareholder approval of share exchange agreements at respective ordinary general meetings of shareholders
September 25, 2002 (planned)	Delisting of shares of MCI, KME, MS and MKEI
September 30, 2002 (planned)	Due date for submission of share certificates of the five group companies
October 1, 2002 (planned)	Share exchanges

C. Share Exchange Ratios

MEI and each of the five group companies entered into the share exchange agreements with the following share exchange ratios, which were originally agreed upon in the memoranda of understanding dated January 10, 2002.

In the event any material changes arise in assets or management conditions of the companies involved, the parties will collaborate on adjusting the exchange ratios to reflect such changes.

Company	MEI	MCI	KME
Exchange Ratio	1	2.884	0.576
Company	MS	MKEI	MGCS
Exchange Ratio	0.332	0.833	0.538

(The ratios in the above table set forth the number of MEI shares to be allotted to one (1) share of each subsidiary)

D. New MEI Shares to be Issued for the Share Exchanges

MEI will issue 309,407,251 new shares of common stock for the share exchanges, which, combined with 59,984,408 shares of MEI common stock that MEI currently holds (treasury stock), will result in a total of 369,391,659 shares of common stock to be exchanged for shares of the five group companies.

E. Increases in Capital Stock and Capital Surplus

The capital stock of MEI will not increase as a result of the share exchanges. The increase in MEI's capital reserve is obtained by multiplying shareholders' equity of each of the five group companies at the time of the share exchange by a ratio of shares to be transferred to MEI in the share exchange to the total number of outstanding shares of each of the five group companies; provided, however, that in the case of the MEI-MCI share exchange, such amount shall be the amount after deducting the aggregate book value of the treasury stock allotted by MEI.

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(Notes)

I. MEI's new shares will not be allotted to its own existing share interests in the five group companies.

II. Each of the five group companies will separately obtain approvals at each company's shareholders' meetings for the execution of its own share exchange agreement with MEI. Share exchanges for each of the five subsidiaries are not subject to approval by the shareholders of the other subsidiaries. Therefore, it is possible that the proposed share exchanges may not be implemented at the same time by all of the five group companies, but partially by four or less subsidiaries.

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2. Basic Information for MEI and 5 Group Companies

(Each on a parent company alone basis, as of March 31, 2002)

Trade Name	Matsushita Electric Industrial Co., Ltd. (to be 100% parent company)	Matsushita Communication Industrial Co., Ltd. (to be 100% subsidiary)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Manufacture and sale of information/communication, measuring/control, audio/video, office, medical, precision and other electronic equipment.
Date of Incorporation	December 15, 1935	May 31, 1944
Principal Office	Kadoma-shi, Osaka, Japan	Kohoku-ku, Yokohama, Japan
Representative	Kunio Nakamura, President	Yasuo Katsura, President
Capital Stock (million yen)	258,737	22,856
Shares Issued	2,138,514,603	188,149,981
Shareholders' Equity (million yen)	2,553,374	322,972
Total Assets (million yen)	4,565,972	517,292
Financial Closing Date	March 31	March 31
No. of Employees	49,513	7,309
Major Customers	Consumer products-- widely distributed to general public through consumer and household equipment sales networks. Business and industrial equipment and components-- sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.	MEI
Major Shareholders and Shareholdings	Sumitomo Mitsui Banking 4.56% Japan Trustee Services Bank (Trust account) 4.52% Moxley & Co. 4.45% Sumitomo Life Insurance 3.58% Mitsubishi Trust and Banking (Trust account) 3.16%	MEI 56.33% Japan Trustee Services Bank (Trust account) 3.23% UFJ Trust Bank (Trust account A) 1.88% Mitsubishi Trust and Banking (Trust account) 1.67% Bank of New York for Goldman Sachs International 1.11%
Major Banks	Sumitomo Mitsui Banking, The Asahi Bank, etc.	Sumitomo Mitsui Banking, The Asahi Bank, etc.

(Note) Amounts less than one million yen have been omitted in the above and the following tables.

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Trade Name	Kyushu Matsushita Electric Co., Ltd. (to be 100% subsidiary)	Matsushita Seiko Co. Ltd. (to be 100% subsidiary)
Principle Lines of Business	Manufacture and sale of information, office automation and industrial equipment, and electric components.	Manufacture and sale of electric home appliances, residential air conditioning equipment, industrial air conditioning equipment, and others
Date of Incorporation	April 10, 1951	May 15, 1956
Principal Office	Hakata-ku, Fukuoka, Japan	Joto-ku, Osaka, Japan
Representative	Hajime Sakai, President	Teruo Nakano, President
Capital Stock (million yen)	29,845	12,092
Shares Issued	175,140,847	159,971,744
Shareholders' Equity (million yen)	156,735	72,874
Total Assets (million yen)	231,295	102,095
Financial Closing Date	March 31	March 31
No. of Employees	5,610	1,601
Major Customers	MEI	MEI
Major Shareholders and Shareholdings	MEI 51.52% Sumitomo Mitsui Banking 2.63% Kyushu Matsushita Electric Employee Shareholders' Association 2.40% Japan Trustee Services Bank (Trust account) 2.37% Mitsubishi Trust and Banking (Trust account) 2.18%	MEI 57.60% Mitsui Asset Trust and Banking 3.05% Mitsui Sumitomo Insurance 3.04% Nomura Securities 2.58% Nippon Life Insurance 1.82%
Major Banks	Sumitomo Mitsui Banking, The Asahi Bank, etc.	Sumitomo Mitsui Banking, The Asahi Bank, etc.

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Trade Name	Matsushita Kotobuki Electronics Industries, Ltd. (to be 100% subsidiary)	Matsushita Graphic Communication Systems, Inc. (to be 100% subsidiary)
Principal Lines of Business	Manufacture and sale of audio, information, video and other equipment	Manufacture and sale of facsimile and copying equipment and other related equipment
Date of Incorporation	November 15, 1948	April 1, 1949
Principal Office	Takamatsu, Kagawa, Japan	Meguro-ku, Tokyo, Japan
Representative	Tomiyasu Chiba, President	Nobutane Yamamoto, President
Capital Stock (million yen)	7,907	1,500
Shares Issued	158,146,560	30,000,000
Shareholders' Equity (million yen)	159,395	20,503
Total Assets (million yen)	227,422	55,111
Financial Closing Date	March 31	March 31
No. of Employees	3,718	2,517
Major Customers	MEI	MEI
Major Shareholders and Shareholdings	MEI 57.63% Hyakujushi Bank 2.64% Japan Trustee Services Bank (Trust account) 2.53% Mitsubishi Trust and Banking (Trust account) 2.01% Sumitomo Life Insurance 1.36%	MEI 67.83% Fujitsu 14.40% Japan Press Research Institute 6.67% The Domei Scholarship Foundation 3.60% Kyodo News 1.82%
Major Banks	Sumitomo Mitsui Banking, Hyakujushi Bank, etc.	Sumitomo Mitsui Banking, etc.

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3. Financial Results (for the most recent three fiscal years)

(In millions of yen, except per share amounts)

	Matsushita Electric Industrial Co., Ltd. (to be 100% parent company)			Matsushita Communication Industrial Co., Ltd. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Net Sales	4,553,223	4,831,866	3,900,790	693,123	817,844	562,417
Operating Profit (loss)	75,228	76,634	(92,952)	56,255	51,241	(57,309)
Recurring Profit (loss)	113,536	115,494	(42,480)	58,373	52,285	(50,614)
Net Income (loss)	42,349	63,687	(132,410)	35,086	32,298	(46,630)
Net Income (loss) per Share (yen)	20.53	30.63	(63.79)	186.48	171.66	(247.84)
Annual Dividends per Share (yen)	12.50	12.50	10.00	25.00	25.00	20.00
Shareholders' Equity per Share (yen)	1,248.31	1,306.37	1,225.39	1,837.60	1,988.43	1,716.59

	Kyushu Matsushita Electric Co., Ltd. (to be 100% subsidiary)			Matsushita Seiko Co., Ltd. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Net Sales	313,823	330,883	298,902	72,637	75,111	64,391
Operating Profit (loss)	5,063	7,686	3,404	(1,075)	1,160	959
Recurring Profit	5,206	7,022	2,915	2,347	2,468	2,372
Net Income (loss)	(4,041)	3,513	(2,628)	540	1,586	(999)
Net Income (loss) per Share (yen)	(22.92)	19.92	(14.95)	3.04	9.56	(6.25)
Annual Dividends per Share (yen)	10.00	10.00	10.00	10.00	10.00	10.00
Shareholders' Equity per Share (yen)	915.20	920.51	895.08	476.73	478.14	455.56

	Matsushita Kotobuki Electronics Industries, Ltd. (to be 100 % subsidiary)			Matsushita Graphic Communication Systems, Inc. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Net Sales	369,979	309,785	200,061	116,407	109,418	84,421
Operating Profit (loss)	(7,912)	(3,992)	(6,134)	2,727	(1,124)	(3,068)
Recurring Profit (loss)	(5,963)	720	(5,957)	3,493	(308)	(2,380)
Net Income (loss)	(3,474)	(4,358)	(66,175)	1,853	(5,199)	(5,264)
Net Income (loss) per Share (yen)	(21.96)	(27.55)	(418.46)	61.79	(173.30)	(175.47)
Annual Dividends per Share (yen)	13.50	13.50	11.75	10.00	10.00	5.00
Shareholders' Equity per Share (yen)	1,479.48	1,439.53	1,008.02	1,053.59	881.17	683.45

Note: Amounts less than one million yen have been omitted, except per share amounts, which are in yen.

4. Changes After Share Exchanges

A. Trade Names, Principal Lines of Business, Principal Offices and Representatives

As outlined in the separate press release "Matsushita Announces Groupwide Business and Organizational Restructuring," MEI and the five group companies involved in the share exchanges plan to implement groupwide business restructuring on or around January 1, 2003.

B. Capital Stock

(In millions of yen)

Matsushita Electric Industrial Co., Ltd.	Matsushita Communication Industrial Co., Ltd.	Kyushu Matsushita Electric Co., Ltd.
258,737 *	22,856	29,845
Matsushita Seiko Co., Ltd.	Matsushita Kotobuki Electronics Industries, Ltd.	Matsushita Graphic Communication Systems, Inc.
12,092	7,907	1,500

* This amount does not include any increase due to conversion into common stock from outstanding convertible bonds in or after April 2002.

C. Effects on MEI's Consolidated Financial Results

The share exchanges will have no immediate material effect on MEI's consolidated sales and earnings, since the five group companies are already consolidated subsidiaries of MEI.

The forecasted effects of the share exchanges on MEI's consolidated balance sheet, on the basis of the above exchange ratios and applying financial results as of March 31, 2002 on a pro forma basis, include a decrease in minority interests (those of the five group companies) of approximately 330 billion yen and an increase in stockholders' equity of approximately 641 billion yen. (These pro forma figures are for reference only, and should not be construed as an indication of actual figures as of October 1, 2002, the date of the share exchanges.)

Toward the future, it is expected that transforming the five group companies into wholly-owned subsidiaries of MEI will raise the group's overall management efficiency and enhance business strategies, thus leading to the possibility of operational performance improvements within the entire Matsushita group.

To achieve such operational performance improvements, the Matsushita Group companies will work to further determine specific detailed plans of the groupwide business and organizational restructuring. For the general outline of the restructuring, please see the above-mentioned separate press release.

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Disclaimer Regarding Forward-Looking Statements

This press release includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the Matsushita Group's plans and expectations in relation to the share exchange schemes described above and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Matsushita Electric Industrial Co., Ltd. (MEI) and the five group companies referred to above in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Risk Factors" of MEI's Registration Statement on Form F-4 dated March 20, 2002, which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI and the five group companies undertake no obligation to publicly update any forward-looking statements after the date of this press release.

With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)—

MEI has filed a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. MEI presently expects that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement, at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.—

The business combination referred to in this press release (Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

###

EXHIBIT I

April 26, 2002

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Groupwide Business and Organizational Restructuring

Further Steps Toward New Growth Under the Mid-term
Business Plan, "Value Creation 21"

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol: MC]) announced that MEI and five of its group companies (the five group companies) today reached a basic agreement for groupwide business and organizational restructuring, with an intent to implement such restructuring on January 1, 2003, after carefully scrutinizing the best possible Group structure to achieve new growth under its mid-term "Value Creation 21" plan. The five group companies are Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MS), Matsushita Kotobuki Electronics Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS).

Details of the Group's restructuring are as follows:

1. **MEI and each of its Five Group Companies entered into Share Exchange Agreements**

As previously announced, MEI and each of the five group companies adopted resolutions, at their respective Board of Directors meetings held on January 10, 2002, to implement share exchanges under the Commercial Code of Japan, whereby the five group companies would become wholly-owned subsidiaries of MEI. The memoranda of understanding therefor were severally executed on the same day.

Based on the above memoranda, MEI and each of the five group companies today resolved at their respective Board of Directors meetings to enter into the share exchange agreements, and have severally entered into such agreements.

The share exchange agreements shall be subject to, and submitted for, the approval at the ordinary general meetings of shareholders of MEI and each of the five group companies, scheduled to be held on June 27, 2002. The share exchanges shall, upon such approval, be implemented on October 1, 2002.

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As previously announced on January 10, 2002, the share exchange ratio is as set forth in the table below.

Number of MEI shares to be allotted to one (1) share of each company:

MCI	2.884
KME	0.576
MS	0.332
MKEI	0.833
MGCS	0.538

For more details, please see the separate press release entitled "Matsushita Electric and Five Subsidiaries Sign Share Exchange Agreements."

2. New Group Structure and Business Framework after the Five Group Companies becoming Wholly-owned Subsidiaries

MEI and each of the five group companies also resolved, at their respective Board of Directors meetings held today, to enter into memoranda of understanding (MOU) to implement the reform of groupwide business and organizational structures, effective January 1, 2003. The MOU were also executed today.

(Purpose of the Group's Business and Organizational Restructuring)

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring programs have been implemented, including reforms of the domestic consumer products distribution structure, expansion of IT utilization, strategic selection and strengthening of businesses and closing/integration of manufacturing units, initiatives to innovate manufacturing operations and R&D structure, and employment restructuring programs.

Now that these structural reforms have been implemented, the priority of the Matsushita Group's management is being shifted from "Deconstruct" to "Create." In this "Create" phase, the Matsushita Group will implement groupwide business and organizational restructuring to establish best-suited frameworks for accelerating a new growth strategy that compliments the aforementioned share exchanges.

In this restructuring, the Matsushita Group intends to clarify its business domains as strategic units and achieve optimum corporate management from the viewpoint of serving the interests of customers. Management's basic focus is placed on the elimination of counterproductive overlapping of businesses among group companies, concentration and effective use of groupwide management resources, especially R&D resources, and establishment of an integrated operational structure covering everything from product development and manufacturing, to sales in each domain. Through implementation of these basic policies, the Matsushita group aims to accelerate the growth strategy, and establish a management structure with full responsibility to customers, in each business domain.

(Outline of the Group's Business and Organizational Restructuring)

The AVC Company and the FA Company, both internal divisional companies of MEI, and MCI, KME, MS and MGCS will be reorganized into the following new entities, for the purpose of clarification of business domains.

Business Domain	New Entity
- AVC:	"Panasonic AVC Networks Company" (an internal divisional company of MEI) (this is a tentative name, and all the names of the companies hereinafter are also tentative)
- Fixed-line communications:	"Panasonic Communications & Imaging Co., Ltd."
- Mobile communications:	"Panasonic Mobile Communications & Networks Co., Ltd."
- Automotive electronics:	"Panasonic Automotive Systems Company" *(an internal divisional company of MEI)*
- Systems:	"Panasonic System Solutions Company" (an internal divisional company of MEI)
- Environmental systems:	"Matsushita Ecology Systems Co., Ltd."
- FA:	"Panasonic Factory Solutions Co., Ltd."

MKEI will not be set as a company which belongs to any specific business domain, but will build up a strategic and cooperative/complementary relationship with each group company in the AVC business and other areas.

The actual methods of business combinations or splits, as legally defined (namely, company splits, mergers, asset transfers, or other), to implement the above business transfers and/or integrations, except for those already decided, will be determined later this year upon consultation among the companies, after examining the legal, tax and accounting aspects in detail.

<Details of Restructuring and New Business and Organizational Frameworks>

1. <u>AVC Business</u>

The AVC Company as an internal divisional company of MEI will change its name to "Panasonic AVC Networks Company" (PAVC) and be restructured to concentrate on visual network products business (TVs, STBs, etc.), AVC network equipment business (VCRs, DVD equipment, audio equipment, PCs, etc.) and AV systems business (business-use video and audio equipment, etc.).

PAVC will focus its efforts on its strategic core businesses, namely digital TVs, PDP TVs, DVD equipment, SD products and digital still cameras, which are expected to achieve high growth.

PAVC will actively seek the efficient and speedy product deployment of digital TVs by developing a common platform for all global markets, and expand sales of PDP TVs by introducing large-size slim models. In DVD-related equipment, PAVC will augment its lineup of DVD players, expand the DVD recorder market, and broaden the range of business-use products, thereby enhancing the "DVD world." Similarly, the "SD world" will be established by expanding the range of SD compatible products, such as digital still cameras, while at the same time popularizing the SD Memory Card as a compact mobile media to link various equipment.

[Summary]

1) Name of organization: Panasonic AVC Networks Company (tentative name)

2) Description of business: Development, manufacture and sale of visual network products and AVC equipment, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005:
approximately 1,560 billion yen (consolidated basis)

2. <u>Fixed-line Communications Business</u>

A new company, "Panasonic Communications & Imaging Co., Ltd." (PCIC), will be established through a merger between KME and MGCS (see the separate press release "Kyushu Matsushita Merges with Matsushita Graphic

Communication" for more details). MCI's PBX and home telephone businesses and MEI's sales divisions handling the fixed-lined communications will be transferred to and integrated into this new company. PCIC will thus unify the entire Matsushita Group's development, manufacturing and sales functions within the fixed-line communications area, including document-related businesses.

PCIC will develop and implement an integrated strategy, upon defining everything from home telephones, business telephones, facsimile machines and PBXs, to printers and digital multi-function document processing machines, as terminal and infrastructure equipment that can be linked to fixed-line communications networks and the Internet. With this strategy, the new company will promote the convergence of communications and document processing to eventually operate as solutions providers in the area of communications and imaging networks for the home, home-office and business office.

[Summary]

1) Name of organization: Panasonic Communications & Imaging Co., Ltd. (tentative name)

2) Description of business: Development, manufacture and sale of fixed-line communications equipment including document-related products, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005: approximately 550 billion yen (consolidated basis)

3. Mobile Communications Business

MCI will be reorganized under a new name "Panasonic Mobile Communications & Networks, Ltd." (PMCN). With MCI's Mobile Communications Company and related divisions as its core, PMCN will consolidate MEI's Corporate Information & Communications Sales Division, the marketing unit, to unify development, manufacturing and sales operations in this business area.

Following last year's unification of R&D units related to mobile communication terminals within the Matsushita Group, the unification of marketing units as referred to above is expected to speed the implementation of the integrated business strategy combining everything from development to sales. Especially in the cellular phone business, PMCN's aim is to accelerate the product development of third-generation cellular phones, expand the business globally and become one of the world's top three suppliers, while securing its position as a leading manufacturer within the domestic market.

[Summary]

1) Name of organization: Panasonic Mobile Communications & Networks Co., Ltd. (tentative name)

2) Description of business: Development, manufacture and sale of mobile communications terminals, base transceiver stations for mobile communications networks and public access network-related equipment, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005: approximately 900 billion yen (consolidated basis)

4. Automotive Electronics Business

"Panasonic Automotive Systems Company" (PAS) will be organized as a new internal divisional company of MEI by integrating MEI's Automotive Electronics Business Promotion Center and Corporate Automotive Electronics Marketing Division, AVC Company's automotive systems business, MCI's Automotive Multimedia Company and KME's car navigation systems business. This new internal divisional company will unify development, production and sales of the car navigation and car AV equipment and systems, and also combine sales activities of the related devices that support environmental and energy conservation and security in the automotive field, to realize a single window to global customers.

The automotive electronics business has excellent growth potential, with opportunities expanding as automobiles evolve into venues for multimedia equipment, and environmental and safety issues become more prevalent.

In response to these trends, PAS will expand its business as a systems integrator of in-vehicle multimedia by strategically utilizing the broad technology base held by the Matsushita Group from AV to communications, including components and devices such as semiconductors and batteries.

[Summary]

1) Name of organization: Panasonic Automotive Systems Company (tentative name)

2) Description of business: Development, manufacture and sale of in-vehicle multimedia equipment and related services and engineering, and sale of components and devices in the field of environment, energy and security

3) Targeted annual sales for the year ending March 31, 2005: approximately 450 billion yen (consolidated basis)

5. Systems Business

"Panasonic System Solutions Company" (PSS) will be organized as a new internal divisional company of MEI by integrating MEI's Corporate Systems Sales Division and Corporate Systems Solutions Division, the AVC Company's Broadband Systems Division handling broadcasting station systems, and MCI's System Solutions Company and its related divisions. This new MEI internal divisional company will be committed to systems solutions based on digital AV, communications and IT with full integrated responsibility for development, manufacturing and sales.

By unifying IT and integration technologies of the entire Matsushita Group, PSS will concentrate its management resources on the development of businesses for the approaching broadband network era, including installation of social-infrastructure systems such as ITS, solutions for IT-intensive municipalities, media solutions for broadcasting companies and CATV operators, business solutions for government agencies and corporations, and content solutions such as e-commerce.

[Summary]

1) Name of organization: Panasonic System Solutions Company (tentative name)

2) Description of business: System solution business, and development, manufacture and sale of the related products and services and engineering

3) Targeted annual sales for the year ending March 31, 2005: approximately 500 billion yen (consolidated basis)

6. Environmental Systems Business

MS will change its trade name to "Matsushita Ecology Systems Co., Ltd." (MESC) upon combining MEI's sales divisions related to environmental systems. The Matsushita Group will develop a growing business corresponding to the needs of the era of coexistence with the environment by establishing a "platform" business structure for environmental systems, with MESC as the core entity in this area.

Building upon its established, unique ventilation and air circulation equipment business, MESC will expand its service operations in tie-up with Matsushita Environmental & Air-conditioning Engineering Co., Ltd., a company specializing in engineering. For the time being, MESC will work in close cooperation with each related business division within the Group, with focus on providing solutions mainly to corporations and government agencies in areas such as purification of water, air and soil, waste processing and recycling, and energy saving and development.

[Summary]

1) Name of organization:	Matsushita Ecology Systems Co., Ltd. (tentative name)
2) Description of business:	Development, manufacture and sale of environmental equipment and systems, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005:
approximately 140 billion yen (consolidated basis)

7. FA (Manufacturing Systems) Business

By combining the FA Company, an internal divisional company of MEI, and the FA Division of KME, "Panasonic Factory Solutions Co., Ltd." (PFSC) will be newly established to unify the development, manufacturing and sales operations in this business area. Integration of circuitry manufacturing, parts mounting and related businesses through establishment of a new specialized company will enable agile management that meets the characteristics of the manufacturing systems industry, which must operate in a rapidly changing and volatile market.

The new company aims to become a leader in the industry by strengthening its development activities, differentiating itself from other companies by launching new modular components mounting machines into the market, and enhancing sales and customer satisfaction structure on a global basis.

[Summary]

1) Name of organization: Panasonic Factory Solutions Co., Ltd. (tentative name)

2) Description of business: Development, manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005:
approximately 150 billion yen (consolidated basis)

- Reference -

<New Business Domains and Organizations of the Matsushita Group>

* New organizations as a result of restructuring
** Internal Divisional Companies of MEI

MEI Global & Group Headquarters

(Digital Networks)

Organization	Business Domain
* Panasonic AVC Networks Company**	AVC Networks
* Panasonic Communications & Imaging Co., Ltd.	Fixed-line Communications
* Panasonic Mobile Communications & Networks Co., Ltd.	Mobile Communications
* Panasonic Automotive Systems Company**	Automotive Electronics
* Panasonic System Solutions Company**	Systems

(Home Appliance/Environmental Systems)

Organization	Business Domain
Home Appliance & Housing Electronics Company**	Home Appliances, Household Equipment and Health Systems
Air-Conditioner Company**	Home Appliances, Household Equipment and Health Systems
Packaged Air-Conditioner Company**	Home Appliances, Household Equipment and Health Systems
Matsushita Refrigeration Company	Home Appliances, Household Equipment and Health Systems
Lighting Company**	Lighting
* Matsushita Ecology Systems Co., Ltd.	Environmental Systems

(Components & Devices/Manufacturing Systems)

Organization	Business Domain
Semiconductor Company**	Semiconductors
Display Devices Company**	Display Devices
Matsushita Battery Industrial Co., Ltd.	Batteries
Matsushita Electronic Components Co., Ltd.	Electronic Components
Motor Company**	Electric Motors
* Panasonic Factory Solutions Co., Ltd.	FA Equipment
Matsushita Industrial Equipment Co., Ltd.	FA Equipment

(Services/Solutions)

Organization	Business Domain
Corporate eNet Business Division	Services and Solutions
Companies operating in technical service, lease/credit, logistics, etc.	Services and Solutions

(Other)

- Matsushita Kotobuki Electronics Industries, Ltd.
- Victor Company of Japan, Ltd.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the Matsushita Group's plans and expectations in relation to the share exchange and restructuring schemes described above and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Matsushita Electric Industrial Co., Ltd. (MEI) and the five group companies referred to above in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Risk Factors" of MEI's Registration Statement on Form F-4 dated March 20, 2002, which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI and the five group companies undertake no obligation to publicly update any forward-looking statements after the date of this press release.

With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)—

MEI has filed a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. MEI presently expects that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement, at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.—

The business combination referred to in this press release (Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

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